UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          000-31573
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                                                         CUSIP NUMBER
                                                        Not applicable
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(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
|_| Form N-SAR |_| Form N-CSR

For Period Ended: September 30, 2008
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

ProElite, Inc.
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Full Name of Registrant


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Former Name if Applicable

12121 Wilshire Boulevard, Suite1001
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Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

The Company has spent and continues to spend significant time and resources in discussions with Showtime Networks, Inc. (Showtime) and CBS Corp. related to Showtime's Senior Secured Note Payable and other debt owed to Showtime and exploring other financing transactions. While the Company has had laid offs, including employees involved in accounting and financial reporting, remaining management continues to work to secure financial transactions to enable to the Company to continue. Due to the Company's limited resources and dedication of those resources to discussions with Showtime, CBS Corp. and other parties, the Company is unable to complete the consolidated financial reporting needed to file our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 with the Securities and Exchange Commission by the deadline without unreasonable effort and expense. Until the aforementioned items are resolved, the Company cannot determine the proper basis of accounting for its financial statements. Therefore, the Company requests additional time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. The Company cannot currently offer guidance as to when it expects to file its Quarterly Report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Dale Bolen          310               526-8700
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        (Name)        (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

                                 ProElite, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2008                 By /s/ Dale Bolen
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                                           Dale Bolen, Interim Chief Financial
                                           Officer